[letterhead graphic omitted - "N-Viro International Corporation"]

                                                               February 25, 2010


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4631

ATTN:   Mr. Rufus Decker, Accounting Branch Officer
          and Mr. Jeffrey Gordon, Staff Accountant
Mail Stop 4631

RE:     N-Viro International Corporation
          Form  10-K  for  the  year  ended December 31, 2008
          Forms  10-Q  for  the  periods ended March 31, 2009, June 30, 2009 and
            September  30,  2009
        File  No.  0-21802

Dear Mr. Decker and Mr. Gordon:

     This letter is a response to your letter of comments dated December 14, 2009 (the "December Letter") as supplemented by your letter dated January 25, 2010 (the "January Letter") concerning the Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Annual Report") of N-Viro International Corporation (the "Company" or "N-Viro"). This letter also addresses certain comments in the December Letter directed to the Company's quarterly reports on Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 (the "2009 Quarterly Reports").

     The December Letter stated in relevant part on page 3:

          "Please respond to this comment and file the requested amendments within 10 business days, or tell us when you will provide us with a response.

          Please provide us with a response letter that keys your response to our comment and provides any requested information."

     Please be advised that the Company has prepared the requested amendment and has filed it today as Amendment Number 2 to the 2008 Annual Report. In order to avoid unnecessary duplication of filings and expense the Company will file the amendments for the Forms 10-Q as soon as the staff has indicated there will be no further comments on the proposed amendment to the Form 10-K. The remainder of this letter constitutes the Company's reply to the substantive comments in the December Letter and in the January Letter.

     The item number below corresponds to the item number in the December Letter. For convenience we have reproduced the text of each comment and provided the Company's response immediately below the text.



        3450 W. Central Avenue  -  Suite No. 328  -  Toledo, Ohio  43606
                     P. 419.535.6374    -   F. 419.535.7008
                                [GRAPHIC OMITTED]
                                   nviro.com

United States Securities and Exchange Commission
February 25, 2010
Page 2



     FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
     ----------------------------------------------
Item 9A(T) - Controls and Procedures
------------------------------------
Evaluation of Disclosure Controls and Procedures
------------------------------------------------
1. Please amend your Form 10-K for the year ended December 31, 2008 and your subsequent Forms 10-Q to state the conclusions of your principal executive and financial officers regarding whether your disclosure controls and procedures are effective or not effective. See Item 307 of Regulation S-K. Please also remove your disclosure implying that the cost-benefit relationship of possible controls and procedures is part of your effectiveness assessment. While cost-benefit may be a reason a company has disclosure controls and procedures that are not effective, it is not something that should be considered in concluding that disclosure controls and procedures are effective.

     REPLY: The Company has added language stating the conclusions of its principal executive officer and principal financial officer regarding the effectiveness of its disclosure controls and procedures. The Company also has removed the disclosure implying that the cost-benefit relationship of possible controls and procedures is part of the Company's effectiveness assessment.

     The item numbers below correspond to the item numbers in the January Letter. For convenience we have reproduced the text of each comment and provided the Company's response immediately below the text.

General
-------
     1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e. Tandy language) described at the end of our comment letter dated December 14, 2009. It appears that these acknowledgements were provided in the response letter signed by your outside counsel. Please provide the requested acknowledgements in writing with your next response letter signed by management.

     REPLY: The requested acknowledgements have been provided in this letter by Company management.


Item 9A(T) - Controls and Procedures
------------------------------------
Evaluation of Disclosure Controls and Procedures
------------------------------------------------

     2. We have reviewed your response to prior comment 1. We note from your draft disclosure that you intend to state that management has concluded your disclosure controls and procedures are effective as of the period covered by your report. However, as defined in Rule 13a-15(e), disclosure controls and procedures are those designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within specified time periods. Since your Form 10-K and subsequent Forms 10-Q did not include the disclosures required by Item 307 of Regulation S-K and in light of the material weaknesses you continue to have, it is not clear how you arrived at the conclusion that your disclosure controls and procedures are effective based on the definition in Rule 13a-15(e). Please revise your proposed disclosures regarding the effectiveness of your disclosure controls and procedures to provide a discussion of the factors you considered and highlight any pother factors that support your conclusion. Otherwise, please revise your proposed disclosures to indicate that your disclosure controls and procedures were not effective and explain why they were not.

     REPLY:   We  have  considered  the  staff's  comments  and have revised our conclusion in Item 9A (T) to state that the disclosure controls and procedures are not effective and discussed the reasons for that conclusion.

United States Securities and Exchange Commission
February 25, 2010
Page 3



     The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in their filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please write or call the undersigned at (419) 535-6374 ext. 116, or our counsel, Sol V. Slotnik, Esq., whose telephone number is set forth below, with any comments the staff may have with regard to this letter or the amendment. Thank you.

Sincerely yours,

N-Viro International Corporation

By: /s/  James K. McHugh
    --------------------
     James K. McHugh
     Chief Financial Officer


cc:  via e-mail Sol V. Slotnik, Esq.     T. (212) 687-1222
                                         F. (212) 986-2399